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April 20, 2012

Securities and Exchange Commission
100 F Street N.E.,
Washington, DC 20549-1004

ATTN: Document Control - EDGAR

Re:     RiverSource Life Insurance Company ("Registrant")
           RiverSource(R) Group Variable Annuity Contract
        Post-Effective Amendment No. 1 on Form S-3
        File No. 333-149951

Dear Commissioners:

Registrant has filed its Post-Effective Amendment No. 1 on Form S-3 on or about April 20, 2012. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on April 26, 2012.

Yours truly,

RiverSource Distributors, Inc.

By: /s/ Bruce H. Saul
    -----------------------
        Bruce H. Saul
        Chief Counsel